EXHIBIT 99.1

Share buyback

Norsk Hydro ASA has on 1 June 2005 purchased 38,000 own shares at a price of NOK 529.05 per share. After this transaction, Hydro holds 7,919,564 own shares. The transaction is part of a buyback programme that was approved by Hydro's General Meeting on 1 December 2004. This buyback programme opens for buyback of up to 5,617,621 shares in the market, and is valid for 18 months. The shares will subsequently be sought cancelled. Hydro's largest shareholder, the Norwegian State, has committed to participate by cancelling a proportional part of its shares, leaving the State's 43.82 per cent ownership unchanged. The compensation to the State will be equal to the price achieved in the market, plus an interest of NIBOR + 1 per cent, calculated from the dates of acquisition of the corresponding shares. In total, up to 10 million shares may be cancelled, equivalent to 4 percent of the outstanding shares. The decision on cancellation must be made with a majority vote of 2/3 of the shares represented at the General Meeting. Any further buyback transactions under this programme will be disclosed at Oslo Stock Exchange, and on www.hydro.com. ***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contact   Gudmund Isfeldt           Idar Eikrem
Telephone +4722532455               +47 22533273
Cellular  +4748001180               +47 95028363
E-mail    Gudmund.Isfeldt@hydro.com Idar.Eikrem@hydro.com